SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 28, 2008

Commission File Number: 333-11014

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i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

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Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By: /s/ William Kwan

Name: William Kwan

Title: Chief Financial Officer

Dated: November 28, 2008

i-CABLE Communications Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1097)

SUSPENSION OF TRADING

At the request of i-CABLE Communications Limited (the "Company"), trading in the ordinary shares of HK$1.0 each in the issued capital of the Company on The Stock Exchange of Hong Kong Limited was suspended from 3:34 p.m. on 28 November 2008 pending the release of an announcement by the Company in relation to a price sensitive information.

By Order of the Directors
i-CABLE Communications Limited
Wilson W. S. Chan
Secretary

Hong Kong, 28 November 2008

As at the date of this announcement, the board of directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung..